SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

BANKUNITED FINANCIAL CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

06652B103

(CUSIP Number)

Alfred R. Camner

Camner, Lipsitz and Poller, P.A.

550 Biltmore Way, Suite 700

Coral Gables, Florida 33134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 06652B103

1)	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person Alfred R. Camner
2)	Check the Appropriate Box if a Member of a Group (a) (b)
3)	SEC Use Only
4)	Source of Funds PF, AF, 00
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with	7) Sole Voting Power 2,574,886 8) Shared Voting Power 231,963 9) Sole Dispositive Power 2,099,415 10) Shared Dispositive Power 225,407

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,849
12)	Check if the Aggregate Amount in Row (11) excludes certain shares
13)	Percent of Class Represented by Amount in Row (11) 8.6%
14)	Type of Reporting Person IN

Item 1. Security and Issuer

This amended and restated Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock (the “Class A Common Stock”) of BankUnited Financial Corporation (the “Company”), a savings and loan holding company, the principal subsidiary of which is BankUnited, FSB. The address of the Company’s principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134.

The shares of Class A Common Stock shown in Item 5 as beneficially owned by Alfred R. Camner (the “Reporting Person”) include shares that would be received by the Reporting Person upon the conversion of shares of Noncumulative Convertible Preferred Stock, Series B (the “Series B Preferred Stock”) and Class B Common Stock beneficially owned by the Reporting Person. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock.

Item 2. Identity and Background

This Schedule 13D is filed by the Reporting Person, a United States citizen, whose principal occupations are serving as Chairman of the Board, Chief Executive Officer and a Director of the Company and BankUnited, FSB, and Senior Managing Director of the law firm of Camner, Lipsitz and Poller, Professional Association, 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Exhibit 1 is incorporated by reference herein.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities covered by this Schedule 13D/A as performance-based compensation from the Company, to be held for investment purposes. (See Exhibit 1 hereto.) The Reporting Person continuously reviews his equity investments in the Company. As a result, the Reporting Person has, from time to time, acquired, and may, from time to time, acquire, additional securities of the Company for his own account or for purposes of his tax and inheritance planning, either through the exercise of stock options, the receipt of awards under the Company’s employee benefit plans, through one or more privately negotiated transactions, on the open market or otherwise. In addition, while it is not the present intention of the Reporting Person to do so, the Reporting Person may, and reserves the right to, dispose of all or a portion of his securities of the Company, now held or hereafter acquired (either alone or in conjunction with the Company’s other stockholders), in one or more privately negotiated transactions, on the open market or otherwise. Any sales by the Reporting Person could cause a change of control of the Company and might result in a change in the composition of the board of directors or management.

Item 5. Interest in Securities of the Issuer

Set forth below is information relating to the beneficial ownership of Class A Common Stock by the Reporting Person (the conversion of the Series B Preferred Stock has been calculated assuming no issuance of fractional shares and no aggregation of Series B Preferred Stock beneficially owned indirectly or in different accounts).

Voting Power		Dispositive Power		Total (% of Shares Outstanding
Sole	Shared	Sole	Shared
2,574,886(1)(2)	231,963 (3)(4)	2,099,415 (1)	225,407 (3)	8.6%

1. Includes the following shares:

(i)	581,420 shares of Class A Common Stock based upon the Reporting Person’s ownership of 388,676 shares of Series B Preferred Stock.

(ii)	658,227 shares of Class A Common Stock based upon the Reporting Person’s ownership of options exercisable within 60 days for 440,021 shares of Series B Preferred Stock.

(iii)	206,669 shares of Class A Common Stock based upon the Reporting Person’s ownership of 206,669 shares of Class B Common Stock.

(iv)	394,000 shares of Class A Common Stock based upon the Reporting Person’s ownership of options exercisable within 60 days for 394,000 shares of Class B Common Stock.

(v)	1,458 shares of Class A Common Stock based upon the Reporting Person’s ownership of 1,458 shares of Class A Common Stock.

(vi)	206,597 shares of Class A Common Stock based upon the Reporting Person’s ownership of options exercisable within 60 days for 206,597 shares of Class A Common Stock.

(vii)	8,778 shares of Class A Common Stock based upon the ownership by certain irrevocable trusts established for the benefit of the Reporting Person’s descendants of 5,868 shares of Series B Preferred Stock and 42,266 shares of Class A Common Stock based upon the ownership by these same irrevocable trusts of 42,266 shares of Class B Common Stock. The Reporting Person is the trustee of these irrevocable trusts.

2. Includes 475,470 shares of Class A Common Stock based upon the Reporting Person’s ownership of 317,849 shares of restricted Series B Preferred Stock.

3. Includes the following shares:

(i) 17,226 shares of Class A Common Stock based upon Anne Solloway’s ownership of 17,226 shares of Class B Common Stock and 21,336 shares of Class A Common Stock based upon Anne Solloway’s ownership of 1,458 shares of Class A Common Stock and options exercisable within 60 days for 19,878 shares of Class A Common Stock. Anne Solloway is the Reporting Person’s mother, and the Reporting Person has been granted voting and dispositive power as to all shares held by Anne Solloway under a durable family power of attorney;

(ii) 93,676 shares of Class A Common Stock based upon the ownership of the Alfred R. Camner Family Charitable Foundation, Inc. of 93,676 shares of Class B Common Stock. The Alfred R. Camner Family Charitable Foundation, Inc. is a non-profit charitable foundation of which the Reporting Person and his wife are trustees; and

(iii) 93,169 shares of Class A Common Stock based upon the ownership of an irrevocable grantor’s trust (or “rabbi trust”) established by the Company of 26,720 shares of Series B Preferred Stock and 53,199 shares of Class B Common Stock. The Reporting Person is the sole beneficiary of the rabbi trust.

4. Includes 6,556 shares of Class A Common Stock based upon Anne Camner’s ownership of 3,103 shares of Series B Preferred Stock and 1,914 shares of Class A Common Stock based upon Anne Camner’s ownership of 1,914 shares of Class B Common Stock. Anne Camner is the Reporting Person’s wife, and the Reporting Person has been granted voting power over these shares under a revocable proxy.

See Exhibit 1 for information on the Reporting Person’s transactions in the class of securities reported as well as transactions in shares of Class B Common Stock and Series B Preferred Stock, both of which are convertible into the class of securities reported.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 26, 2004, the Board of Directors approved two grants to the Reporting Person under the Company’s 2002 Stock Award and Incentive Plan (the “2002 Plan”), of performance-based compensation in the form of 25,000 restricted shares of Series B Preferred Stock each. See Exhibit 1 for details on these grants. The shares, which are subject to being earned by the achievement of performance goals over a performance period and vesting over a period of 8 years thereafter, will vest immediately in the event of a change in control.

Item 7. Material to Be Filed as Exhibits

Exhibit	1 Description of transactions in the Company’s stock by the Reporting Person.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2004

/s/ Alfred R. Camner
Alfred R. Camner

EXHIBIT INDEX

Exhibit	Description
1	Description of transactions in the Company’s stock by the Reporting Person.